APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

# Hydra Hospitality 2 LLC dba Spitfire Cheese & Sundry
## Income Statement - unaudited
## For the periods ended 12-31-23

|  | Current Period |
|---|---|
|  | **31-Dec-23** |
| **REVENUES** |  |
| Sales | $ - |
| Other Revenue | - |
| **TOTAL REVENUES** | - |
|  |  |
| **COST OF GOODS SOLD** |  |
| Cost of Sales | - |
| Supplies | - |
| Other Direct Costs | - |
| **TOTAL COST OF GOODS SOLD** | - |
|  |  |
| **GROSS PROFIT (LOSS)** | - |
|  |  |
| **OPERATING EXPENSES** |  |
| Advertising and Promotion | - |
| Bank Service Charges | - |
| Business Licenses and Permits | - |
| Computer and Internet | - |
| Depreciation | - |
| Dues and Subscriptions | - |
| Insurance | - |
| Meals and Entertainment | - |
| Miscellaneous Expense | - |
| Office Supplies | - |
| Payroll Processing | - |
| Professional Services - Legal, Accounting | - |
| Occupancy | - |
| Rental Payments | - |
| Salaries | - |
| Payroll Taxes and Benefits | - |
| Travel | - |
| Utilities | - |
| Website Development | - |
| **TOTAL OPERATING EXPENSES** | - |

**OPERATING PROFIT (LOSS)**       -

**INTEREST (INCOME), EXPENSE & TAXES**

Interest (Income)       -

Interest Expense       -

Income Tax Expense       -

**TOTAL INTEREST (INCOME), EXPENSE & TAXES**       -

**NET INCOME (LOSS)**       $       -

# Hydra Hospitality 2 LLC dba Spitfire Cheese & Sundry
## Balance Sheet - unaudited
## For the period ended 12-31-23

|  | Current Period |  |
|---|---|---|
|  | **31-Dec-23** |  |
| **ASSETS** |  |  |
| **Current Assets:** |  |  |
| Cash | $ | - |
| Petty Cash |  | - |
| Accounts Receivables |  | - |
| Inventory |  | - |
| Prepaid Expenses |  | - |
| Employee Advances |  | - |
| Temporary Investments |  | - |
| **Total Current Assets** |  | - |
|  |  |  |
| **Fixed Assets:** |  |  |
| Land |  | - |
| Buildings |  | - |
| Furniture and Equipment |  | - |
| Computer Equipment |  | - |
| Vehicles |  | - |
| Less: Accumulated Depreciation |  | - |
| **Total Fixed Assets** |  | - |
|  |  |  |
| **Other Assets:** |  |  |
| Trademarks |  | - |
| Patents |  | - |
| Security Deposits |  | - |
| Other Assets |  | - |
| **Total Other Assets** |  | - |
|  |  |  |
| **TOTAL ASSETS** | $ | - |
|  |  |  |
| **LIABILITIES** |  |  |
| **Current Liabilities:** |  |  |
| Accounts Payable | $ | - |
| Business Credit Cards |  | - |
| Sales Tax Payable |  | - |
| Payroll Liabilities |  | - |
| Other Liabilities |  | - |

| | | |
|---|---|---|
| Current Portion of Long-Term Debt | | - |
| **Total Current Liabilities** | | - |
| | | |
| **Long-Term Liabilities:** | | |
| Notes Payable | | - |
| Mortgage Payable | | - |
| Less: Current portion of Long-term debt | | - |
| **Total Long-Term Liabilities** | | - |
| | | |
| **EQUITY** | | |
| Capital Stock/Partner's Equity | | - |
| Opening Retained Earnings | | - |
| Dividends Paid/Owner's Draw | | - |
| Net Income (Loss) | | - |
| **Total Equity** | | - |
| | | |
| **TOTAL LIABILITIES & EQUITY** | $ | - |
| | | |
| Balance Sheet Check | | - |

# Hydra Hospitality 2 LLC dba Spitfire Cheese & Sundry
## Statement of Cash Flow - unaudited
## For the period ended 12-31-23

|  | Current Period |
|---|---|
|  | **31-Dec-23** |
| **CASH FLOWS FROM OPERATING ACTIVITIES:** |  |
| Net Income | - |
| Adjustments to Reconcile Net Income |  |
| to Net Cash Flows From Operating Activities: |  |
| Depreciation | - |
| Decrease (Increase) in Operating Assets: |  |
| Trade Accounts Receivable | - |
| Inventory | - |
| Prepaid Income Taxes | - |
| Increase (Decrease) in Operating Liabilities: |  |
| Accounts Payable | - |
| Credit Cards Payable | - |
| Total Adjustments | - |
| **Net Cash Flows From Operating Activities** | - |
|  |  |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** |  |
| Purchase of Property and Equipment | - |
| **Net Cash Flows From Investing Activities** | - |
|  |  |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** |  |
| Repayment of Debt | - |
| Member's Withdrawals | - |
| **Net Cash Flows From Financing Activities** | - |
|  |  |
| **NET INCREASE (DECREASE) IN CASH** | - |
|  |  |
| **CASH - BEGINNING** | #REF! |
|  |  |
| **CASH - ENDING** | #REF! |

I, Diana Cole, certify that:

1. The financial statements of Hydra Hospitality 2 LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Hydra Hospitality 2 LLC has not been included in this Form as Hydra Hospitality 2 LLC was formed on 07/10/2023 and has not filed a tax return to date.

Signature    _Diana Cole_

Name:    Diana Cole

Title:    Co-owner and Operating Partner